UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41657

CBL INTERNATIONAL LIMITED

(Registrant’s Name)

Level 23-2, Menara Permata Sapura
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated April 17, 2026, CBL International Limited Reports 2025 Full-Year Results: 8% Sales Volume Growth in FY2025; Narrows Net Loss by 23% Amid Strategic Expansion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

	By:	/s/ Teck Lim Chia
	Name:	Teck Lim Chia
Date: April 17, 2026	Title:	Chief Executive Officer